EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318-484-7400

NEWS RELEASE

Investor Contacts:

Cleco Corporation: Analyst Inquiries: Media Contact:

Ryan Gunter   Kristine Walczak   Michael Burns

(318) 484-7724   (312) 780-7205   (318) 484-7663

Shareholder Services:

Rodney Hamilton

(318) 484-7593

For Immediate Release

Cleco Corporation reaches settlement agreement with Calpine

PINEVILLE, La., April 23, 2007 – Cleco Corp. (NYSE: CNL) announced today a settlement has been reached with Calpine Corp., subject to bankruptcy court approval, resolving issues related to their co-owned Acadia power plant.

The plant is owned by Acadia Power Partners LLC, an entity owned equally by Cleco's Acadia Power Holdings LLC (APH) and Calpine Acadia Holdings LLC (CAH).

Under the proposed settlement APH will receive allowed unsecured claims against Calpine Energy Services, L.P., (CES) and Calpine of $85 million in connection with two long-term tolling agreements CES held for the output of the 1,160-megawatt plant located near Eunice and Calpine's guaranty of those agreements.

Additionally, APH has agreed to purchase Calpine's 50 percent ownership interest in Acadia Power Partners for $60 million, subject to any higher or better offers Calpine may receive in a bankruptcy court-sponsored auction. APH's $60 million offer, in effect, values a 50 percent interest in the Acadia power plant at $145 million, taking into account the agreed value of certain priority distributions and payments due APH.

APH's offer will serve as a "Stalking Horse" bid in the auction of Calpine's interest in Acadia Power Partners. The auction process is anticipated to begin in May, with the bankruptcy auction expected in July. The terms of the auction, including a breakup fee and other protections in favor of APH, will be considered at a May 9 bankruptcy court hearing.

If APH is not the successful bidder, APH will retain its 50 percent ownership in Acadia Power Partners and receive payment from the successful bidder in the amount of $85 million. The $85 million payment is the agreed value of certain priority distributions and payments due APH under agreements with Calpine affiliates.

In either outcome, a Cleco subsidiary will assume operations and project management functions at the plant.

"We are extremely pleased to have reached an agreement with Calpine and look forward to assuming the daily activities of the plant," Cleco President and CEO Michael Madison said.

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves 268,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Please note: This news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the resolution of claims arising from the Calpine bankruptcy, and the other risks and uncertainties more fully described in Cleco's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.